SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Amendment No.     )

Under the Securities Exchange Act of 1934

LIVE NATION ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

538034109

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 538034109

1.	Names of Reporting Persons. Liberty Media Corporation (f/k/a Liberty Spinco, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,351,942(1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 50,351,942(1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,351,942

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 26.4%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Sole voting power and dispositive power of 310,828 of such shares is held indirectly through control of LMC Events, LLC, which is a wholly owned subsidiary of Liberty Media Corporation.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is 190,744,409, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 5, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. )

Statement of

LIBERTY MEDIA CORPORATION
(f/k/a Liberty Spinco Inc.)

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIVE NATION ENTERTAINMENT, INC.

Item 1.   Security and Issuer

Liberty Media Corporation (formerly known as Liberty Spinco, Inc., the “Reporting Person” or “Liberty”) is filing this statement on Schedule 13D (the “Statement”) with respect to the shares of common stock, par value $.01 per share (the “Common Stock”), of Live Nation Entertainment, Inc., a Delaware corporation (the “Issuer” or “Live Nation”). The principal executive offices of the Issuer are located at 9348 Civic Center Drive, Beverly Hills, CA 90210.

The Reporting Person is filing this Statement to report its acquisition of beneficial ownership, on January 11, 2013 (the “Effective Date”), of 50,351,942 shares of Common Stock as a result of the spin-off transaction (the “Spin-Off”) completed on the Effective Date by Starz (formerly known as Liberty Media Corporation., “Starz”).

Item 2.   Identity and Background

(a) - (c)

The Reporting Person is Liberty Media Corporation, a Delaware corporation, whose principal business is owning a broad range of media, communications and entertainment businesses and investments, and whose principal office address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

(d) - (f)

Schedule 1 attached hereto is incorporated herein by reference and provides the required information with respect to (a) each executive officer and director of the Reporting Person; (b) each person controlling the Reporting Person; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”). All executive officers and directors listed are United States citizens, unless otherwise noted on Schedule 1.

Neither Liberty, nor, to the best knowledge of Liberty, any of its executive officers and directors named on Schedule 1, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of the shares of Common Stock reported on this Statement on January 11, 2013 pursuant to the Spin-Off.

Item 4.   Purpose of Transaction

The Reporting Person acquired beneficial ownership of the shares of Common Stock reported on this Statement on the Effective Date pursuant to the Spin-Off and intends to hold such shares for investment purposes.  Gregory B. Maffei, Chief Executive Officer, President and a Director of the Reporting Person, and Mark Carleton, a Senior Vice President of the Reporting Person, are members of the board of directors of the Issuer.  In addition, Mr. Maffei is Chairman of the Executive Committee of the Issuer’s Board of Directors.

The Reporting Person has no present plans or proposals that relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated in this paragraph.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.  Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of this Statement.

Item 5.   Interest in Securities of the Issuer

(a)                                                              The Reporting Person beneficially owns 50,351,942 shares of Common Stock of the Issuer. The 50,351,942 shares represent approximately 26.4% of the outstanding shares of Common Stock, based on 190,744,409 shares of Common Stock outstanding as of October 31, 2012 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 5, 2012.

(b)                                                              The Reporting Person has the sole power to vote or to direct the voting of 50,351,942 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares. Mr. Maffei beneficially owns 29,300 shares of Common Stock, which includes 13,646 shares of restricted stock that vest in full on June 8, 2013.

(c)                                                               Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person, has effected any transactions in the Common Stock during the 60 days preceding the date hereof.  On December 31, 2012, Starz acquired 1,670,379 shares of Common Stock in a private transaction for $8.98 per share.

(d)                                                              Not applicable.

(e)                                                               Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Spin-Off, Starz assigned to the Reporting Person, and the Reporting Person assumed, all of its respective rights, interests, liabilities and obligations under (x) a Stockholder Agreement, dated as of February 10, 2009 (the “Stockholder Agreement”), with the Issuer, and (y) a Registration Rights Agreement, dated as of January 25, 2010 (the “Registration Rights Agreement”), with the Issuer.  As a result of the transfer of shares of Common Stock to the Reporting Person in the Spin-Off and the assignment of rights and liabilities under the Stockholder Agreement and the Registration Rights Agreement, the Reporting Person was substituted for Starz for all material purposes under the Stockholder Agreement and the Registration Rights Agreement from and after the effective time of the Spin-Off and became entitled to all of the benefits and subject to all the obligations as in effect at such time as if the Reporting Person were a signatory thereto.

The following is a summary of the material terms of the Stockholder Agreement and the Registration Rights Agreement.  The following descriptions do not purport to cover all of the provisions of the Stockholder Agreement or the Registration Rights Agreement and are qualified in their entirety by reference to the full text of the agreements, which have been filed as Exhibits 7(a) and 7(b) hereto, respectively, and are incorporated herein by reference.

Stockholder Agreement

Representation of Liberty on the Live Nation Board of Directors.  The Stockholder Agreement provides that, until such time as Liberty no longer beneficially owns shares of Common Stock representing at least 50% of the number of shares of Common Stock beneficially owned by Liberty Interactive Corporation (formerly known as Liberty Media Corporation) immediately after the completion of the merger (the “Merger”) of Ticketmaster Entertainment, Inc. with and into the Issuer on January 25, 2010 (or, if sooner, the date Liberty’s beneficial ownership of Common Stock falls below 5% of the total voting power of Live Nation’s equity securities), Liberty has the right to nominate up to two directors to serve on the board of directors of Live Nation.  As of the Spin-Off, Messrs. Maffei and Carleton are the two Liberty designees appointed to the board of directors of Live Nation. Pursuant to the Stockholder Agreement, Live Nation (i) will cause each person that Liberty nominates to be included in the slate of nominees recommended by the board of directors of Live Nation to the stockholders of Live Nation for election as directors at each annual meeting of stockholders at which such director’s term expires, and (ii) will use commercially reasonable efforts to cause the election of each such Liberty designee, including soliciting proxies in favor of the election of such designees.  Liberty has the right to designate a replacement director to the board of directors of Live Nation in order to fill any vacancy of a director previously designated by Liberty.

One of Liberty’s nominees serving on the board of directors of Live Nation must qualify as “independent” under applicable stock exchange rules.  In addition, pursuant to the Stockholder Agreement, Liberty may require that one of its designees be appointed to serve on the Audit Committee of the Live Nation board of directors and one of its designees be appointed to serve on the Compensation Committee of the Live Nation board of directors, so long as, in each case, such designee meets the independence requirements of the applicable stock exchange to be appointed to such committee. Mr. Carleton serves on the Compensation Committee of the Live Nation board of directors and Liberty has not designated a director for the Audit Committee of the Live Nation board of directors.  In addition, pursuant to the Stockholder Agreement, the Nominating and/or Governance Committee of the Live Nation board of directors may include only “qualified directors,” who are directors other than any who (i) were nominated by Liberty, (ii) are officers or employees of Live Nation or (iii) were not nominated by the Nominating and/or Governance Committee of the Live Nation board of directors in their initial election to the Live Nation board of directors and for whose election Liberty voted shares.

Share Acquisition Restrictions and Governance Matters.  Pursuant to the Stockholder Agreement, Liberty has agreed to not acquire (except acquisitions made pursuant to rights offerings or similar offerings generally available to holders of equity securities of Live Nation) beneficial ownership of any equity securities of Live Nation unless after giving effect to such acquisition, Liberty’s voting power of Live Nation would not exceed the Applicable Percentage.  The “Applicable Percentage” initially is 35% and will be reduced for specified transfers of equity securities of Live Nation by Liberty.  In the event that Liberty’s beneficial ownership exceeds the Applicable Percentage, Liberty is not permitted under the Stockholder Agreement to vote any of the equity securities of Live Nation beneficially owned by Liberty in excess of the Applicable Percentage on any matter submitted to a vote of Live Nation stockholders.

Pursuant to the Stockholder Agreement, Live Nation has approved Liberty, its affiliates and certain transferees of all of Liberty’s interest in Live Nation as an “interested stockholder” under Section 203 of the Delaware General Corporation Law, thereby exempting such persons’ acquisition of Live Nation equity securities from the restrictions on “business combinations” set forth in Section 203 of the Delaware General Corporation Law.  In addition, effective as of the completion of the Split-Off, Live Nation amended its stockholder rights plan to permit Liberty and its affiliates to acquire voting equity securities of the Company up to the Applicable Percentage without triggering the distribution of rights under such plan.  Pursuant to the Stockholder Agreement, Live Nation has agreed (i) upon notice of certain permitted transfers of Live Nation equity securities described below, to amend the Live Nation stockholder rights plan to permit such permitted transferee to acquire Live Nation equity securities up to the Applicable Percentage in effect with respect to such transferee and (ii) not to take certain actions that would materially adversely affect Liberty’s ability to acquire Live Nation equity securities up to the Applicable Percentage.

Transfer of Rights Under the Liberty Stockholder Agreement; Adjustment of Liberty’s Applicable Percentage.  Under certain circumstances, if a transferee of Liberty’s Live Nation equity securities agrees to be bound by the Stockholder Agreement, certain rights and obligations under the Stockholder Agreement may be transferred by Liberty to such transferee.

If Liberty transfers Live Nation equity securities to one of Liberty’s affiliates and such entity thereafter ceases to be a Liberty affiliate as a result of a spin-off transaction, all of the rights and obligations of Liberty under the Stockholder Agreement will apply to such entity, including the rights to board representation described above. In that event, the Applicable Percentage then in effect will apply to the spun-off Liberty affiliate and thereafter the Applicable Percentage attributable to Liberty will be 5%.  If, however, Liberty transfers Live Nation equity securities to one of Liberty’s affiliates and no spin-off transaction occurs, then Liberty Media will retain all of the rights to board representation provided by the Liberty Stockholder Agreement.

If Liberty transfers all of its Live Nation equity securities to a third party who, after such transfer, does not own Live Nation equity securities in excess of the Applicable Percentage, then all of the rights and obligations of Liberty under the Stockholder Agreement (other than the rights to board representation described above) will apply to such transferee.  In that event, the Applicable Percentage prior to such transfer will apply to such third-party transferee and thereafter the Applicable Percentage attributable to Liberty will be 0%.  The rights and obligations of Liberty under the Stockholder Agreement may only be transferred to a third party once, which transfer includes the transfer of Live Nation equity securities in connection with the spin-off of a Liberty affiliate as described above.

Live Nation Registration Rights Agreement

Pursuant to the registration rights agreement, Liberty and its permitted transferees (the “Holders”) are entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of Common Stock beneficially owned by Liberty as of the date of this Statement and other shares of Common Stock acquired by Liberty consistent with the terms of the Stockholder Agreement (collectively, the “Registrable Shares”).  The Holders will be permitted to exercise their registration rights in connection with, among other things, certain hedging transactions that they may enter into in respect of the Registrable Shares.  Live Nation will be obligated to indemnify the Holders, and each selling Holder will be obligated to indemnify the Issuer, against certain liabilities in connection with misstatements or omissions in any registration statement.

Item 7.   Material to be Filed as Exhibits

7(a)                                                                          Stockholder Agreement, dated as of February 10, 2009, by and among Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC, and Ticketmaster Entertainment, Inc. (filed as Exhibit 10.2 to Issuer’s Current Report on Form 8-K (SEC File No. 001-32601) dated February 13, 2009 and incorporated herein by reference).

7(b)                                                                          Registration Rights Agreement, dated as of January 25, 2010, by and among Liberty Media Corporation, Liberty USA Holdings, LLC, and Live Nation, Inc. (filed as Exhibit 10.1 to Issuer’s Current Report on Form 8-K (SEC File No. 001-32601) dated January 29, 2010 and incorporated herein by reference).

7(c)                                                                           Assistant Secretary’s Certificate

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIBERTY MEDIA CORPORATION

By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Vice President

Dated: January 22, 2013

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

Robert R. Bennett	Director of Liberty; President of Hilltop Investments, LLC

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, CO 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

Andrea L. Wong	Director of Liberty; President, International Production, Sony Pictures Television and President, International, Sony Picture Entertainment

Richard N. Baer	Senior Vice President and General Counsel of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Chief Financial Officer of Liberty

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Stockholder Agreement, dated as of February 10, 2009, by and among Live Nation, Inc., Liberty Media Corporation (now known as Liberty Interactive Corporation), Liberty USA Holdings, LLC, and Ticketmaster Entertainment, Inc. (filed as Exhibit 10.2 to Issuer’s Current Report on Form 8-K dated February 13, 2009 and incorporated herein by reference).

7(b)

Registration Rights Agreement, dated as of January 25, 2010, by and among Liberty Media Corporation (now known as Liberty Interactive Corporation), Liberty USA Holdings, LLC, and Live Nation, Inc. (filed as Exhibit 10.1 to Issuer’s Current Report on Form 8-K dated January 29, 2010 and incorporated herein by reference).

7(c)	Assistant Secretary’s Certificate